JJY HOLDING GROUP

AKA BEESFREE, INC.

528 Pudong Road

16th Floor

Shanghai 200120

China

April 19, 2022

Patrick Costello

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JJY Holding Group (AKA BEESFREE, INC.)
Form 10-12(g), Amendment 2
File No. 000-56343
Filed December 29, 2021

Dear Mr. Costello,

Set forth below is the response for JJY Holding Group (AKA Beesfree, Inc.), a Nevada corporation (“JJY” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated March 16, 2022, with respect to our Form 10-12(g), Amendment 1 filled on December 29, 2021.

Amendment No. 2 to Form 10-12G

Introductory Comment, page 3

1.              We note your response to prior comment 1; however, you continue to disclose, such as in the sixth paragraph on page 3, that you "seek to acquire a company that may be based in China or Hong Kong in an initial business combination." You further refer in the fourth paragraph on page 9 to your plan "to raise capital in order to fund the acquisitions," you state on page 21 that you are a blank check company, and you refer in numerous places in your document to acquisitions of a food supply chain company. Please revise extensively throughout the filing for consistency with your disclosure earlier on page 3, if true, that you are not a blank check company and that your "business plan involves trading agricultural products, food processing, and supply chain management for supermarkets" rather than acquiring an unidentified company or companies.

Response:

The company is a blank check company as defined by Securities Act Rule 419(a)(2). The filing has been updated to state that we plan to merge or acquire a company in the agricultural products, food processing and food supply chain management business.

The following language was inserted:

Beesfree, Inc. is a Blank Check Company as defined by Securities Act Rule 419(a)(2):

(2)    For purposes of this section, the term “blank check company” shall mean a company that:

(i)     Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii)    Is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934 (“Exchange Act”).

Our business plan is to engage in a merger or acquisition with a company whose business is in trading agricultural products, food processing, and supply chain management for supermarkets.

2.              Please revise the forepart of your Introductory Comment section to state prominently that you are a Nevada company that intends to conduct operations by subsidiaries and/or through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors.

Response:

We do not utilize the VIE structure and we cannot state, at this time, that we intend to conduct operations under a VIE structure. JJY Holdings Group has no plans to structure a VIE entity as of this draft. We included the disclosure to state the possibility of structuring a VIE.

3.              Where you state in your Introductory Comment that “China’s Foreign Investment Law (‘FIL’) may prohibit direct foreign investment in Chinese operating companies moving forward” and that “foreign investors are permitted to own equity in companies incorporated in Nevada but not permitted to own equity in our contemplated Chinese entities,” explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

See Question 5 for revised language regarding the VIE structure.

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4.              Where you state that “There are greater legal and operational risks associated [with] having the majority of our contemplated operations in China” and that “Investments insecurities of Chinese issuers involve risks that are specific to China, including regulatory, liquidity and enforcement risks,” please expand to make clear whether these risks could result in a material change in your operations and/or the value of your securities and cause the value of such securities to significantly decline or be worthless.

Response:

The following language was revised:

There are greater legal and operational risks associated having the majority of our contemplated operations in China.

China may be subject to considerable degrees of economic, political and social instability. Investments in securities of Chinese issuers involve risks that are specific to China, including regulatory, liquidity and enforcement risks. These risks could result in a material change in our operations and/or the value of our securities and cause the value of such securities to significantly decline or be worthless.

5.              Where you discuss the VIE structure in your Introductory Comment, please disclose, if true, that your subsidiaries and/or the VIE would be the entity or entities conducting operations in China, that the VIE would be consolidated for accounting purposes but would not be an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors have or will purchase their interest.

Response:

The following language was revised:

China’s Foreign Investment Law (“FIL”) may prohibit direct foreign investment in Chinese operating companies moving forward and many Chinese companies are using Variable Interest Entities to circumvent this ruling.

VIEs are structured as a Cayman Islands holding company with operations conducted by the company’s subsidiaries and through contractual arrangements with a Variable Interest Entity (VIE) based in China and this structure involves unique risks to investors. These contracts have not been tested in court.

The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating company.

Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our contemplated operations and/or a material change in the value of our securities. These regulations could cause the value of such securities to significantly decline or become worthless.

If we decide to implement a VIE structure, it will consist of at least three core entities: a Chinese company with legitimate operations; a wholly foreign-owned enterprise established as an intermediary in China; and an offshore shell company that lists on a U.S. or other foreign exchange. The structure is such that subsidiaries and/or the VIE conduct operations in China, and the VIE is consolidated for accounting purposes but is not an entity in which the investor owns equity, and the holding company does not conduct operations.

These contracts have not been tested in court and courts are unlikely to enforce the VIE contracts. Because the value of the offshore shell company derives from its ability to consolidate the Chinese VIE on its financial statements, losing the VIE as a result of breached contracts (or government enforcement) would significantly devalue shareholders’ investments.

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The Chinese government could rule that the VIE structure is against public policy, Chinese laws, and regulations. This ruling would likely result in a material change in our contemplated operations if we were to implement a VIE. Furthermore, the disruption or termination of our contemplated operations could result in the decline in the value of our stock may become worthless, and the shareholder could lose their entire investment.

Any failure by a VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on its business. If a VIE or their shareholders fail to perform their respective obligations under the contractual arrangements, a company would incur substantial costs and expend additional resources to enforce such arrangements. A company would rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

In addition, if any third parties claim any interest in such shareholders' equity interests in a VIE, the ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of a VIE and third parties were to impair our control over the VIE, the company’s ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on business, operations and financial condition of the company.

BEES does not currently have operations or use a VIE structure, but that if we do implement this structure, there would be substantial legal uncertainties surrounding the related contractual arrangements. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in the company’s operations and/or a material change in the value of the securities that may be registered for sale and may cause the value of such securities to significantly decline or become worthless.

We will continue to monitor the changes in FIL, and BEES may consider migrating to a VIE structure to continue receiving participation from foreign investors.

6.              Please revise to clarify how cash is transferred through your organization, any restrictions on foreign exchange, and any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors. Currently, your disclosure only states that you do not have a plan in place for cross border payments "as [you] have not acquired a company based in China" and that you will only become subject to certain regulations and restrictions "if [you] acquire a Chinese business." It is unclear why the regulations and other restrictions you mention here do not currently apply to you, given your principal executive office is located in China.

Response:

The following language was inserted:

Our company may conduct operations in China and may acquire Chinese companies as subsidiaries to carry out its plan of operation. Daily operations in PRC include purchase of raw materials, manufacturing, selling, hiring labor forces, and R&D. Cash associated with these activities will circulate in PRC in the form of local currency. Activities such as raising capitals to support PRC operations, hiring US employees, paying for working capital, and paying out dividends will involve cross-border payments.

Cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE). PRC adopts a partial foreign exchange administration. Foreign currency is forbidden to circulate within the territory. It allows exchange and payment on current accounts such as trading while implementing certain controls on capital accounts such as investment. Shanghai Free-Trade Zone even implements a more relaxed policy.

Payrolls and working capitals are on current accounts. Investment and dividends payment will be on capital accounts. We may face obstacles even if transactions are legal and reasonable after proper registration. So far, BEES has not yet to establish a VIE nor has determined the structure. However. There have been no transfers, dividends, or distributions as of this date.

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In compliance with US laws, PRC laws and regulations, we will also work out financial plans to establish cash flow to parent company, subsidiaries level and VIE level regarding daily operation and dividends pay out, if we choose to utilize a VIE structure.

We could be restricted by PRC laws. There is no guarantee that cash will be distrusted from businesses, including subsidiaries and/or consolidated VIEs, to the parent company. There is also no guarantee we will have the ability to settle amounts owed under the contemplated VIE agreements.

If we merge or acquire a company located in China we will subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

•	banking regulations;
•	environmental protection laws and regulations;
•	security laws and regulations;
•	establishment of or changes in shareholder of foreign investment enterprises;
•	foreign exchange;
•	taxes, duties and fees;
•	cyber security and information protection laws and regulations

The liabilities, costs, obligations, and requirements associated with these laws and regulations may be material, may delay the commencement of operations. Failure to comply with the relevant laws and regulations in our contemplated operations may result in various penalties, and thus adversely and materially affect our business, prospects, and financial condition. While we plan to comply with the relevant laws and regulations in the development and operation of our contemplated business combination, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with or will comply with the requirements of all relevant laws and regulations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. We cannot assure you that we will comply with the requirements of all new laws and regulations. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

Furthermore, if future legislations mandate further actions to be taken by companies, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

governance, and business operations could be materially and adversely affected.

7.              Please clarify the references to "ARMC" on page 7 of your filing.

Response:

Typo corrected.

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8.              Please expand your disclosure on page 7 and in your Risk Factor beginning on page 12 to state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Also update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

The following language was inserted:

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Is located in a foreign jurisdiction; and
•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
•	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

If our PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless as a result of "non-inspection" by the PCAOB.

On December 2, 2021, the following amendments to the HCFAA were adopted by the Securities and Exchange Commission:

Consistent with the HFCAA, the final amendments require Commission-Identified Issuers to submit documentation to the SEC through the EDGAR system on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its public accounting firm’s foreign jurisdiction. The final amendments also require a Commission-Identified Issuer that is also a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional specified disclosures in their annual report for itself and its consolidated foreign operating entity or entities, including any variable-interest entity or similar structure that results in additional foreign entities being consolidated in the registrant’s financial statements.

The required disclosures include:

•	During the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer;

•	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized;

•	Whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer;

•	The name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and

•	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

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The SEC will identify a registrant as a Commission-Identified Issuer as early as possible after the registrant files its annual report and on a rolling basis. The SEC will “provisionally identify” a registrant as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. For 15 business days after this provisional identification, a registrant may email the SEC if it believes it has been incorrectly identified, providing evidence supporting its claim. After reviewing the information, the registrant will be notified whether the SEC will “conclusively identify” the registrant as a Commission-Identified Issuer.

If the registrant does not contact the SEC to dispute the provisional identification within 15 business days, the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will publish a list on its website identifying Commission-Identified Issuers, indicating the number of years a Commission-Identified Issuer has been published on the list, and noting whether the Commission-Identified Issuer has been subject to any prior trading prohibitions.

BEES could be subject to its securities being prohibited from trading. The enactment of the Accelerating Holding Foreign Companies Accountable Act would reduce the time before our securities may be prohibited from trading or delisted.

The HFCAA requires the SEC to prohibit the trading of the securities of certain Commission Identified Issuers on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading. As a result, the SEC will impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively identified as a Commission-Identified Issuer for three consecutive years.

If the SEC ends the initial trading prohibition and, thereafter, the registrant is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the registrant for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

Our auditor, BFBorgers CPA PC, is required to undergo regular inspections by the PCAOB as an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB. BEES will be subject to the HFCAA adopted amendments if it is located within the PRC jurisdiction where the PCAOB is unable to conduct inspections without the approval of the Chinese government authorities. If our auditor is not inspected by the PCAOB as specified in the HFCAA, our securities may be prohibited from trading, and this ultimately could result in being delisted.

Item 1. Business

(b) Business of Issuer, page 9

9.              Please expand the disclosure of your business plan to provide a fuller discussion of your plan of operations for the next twelve months. Also provide specific information as to how your business plan "addresses the need for additional food chain supply on an international level." In the discussion of each of your planned activities, include specific information regarding each material event or step; material contingencies such as raising additional funds; the timeline and associated costs accompanying each proposed step; and discuss the material assumptions underlying your business plan in the Liquidity & Capital Resources section of your filing.

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Response:

We have found that it will be more cost effective to merge with or acquire a company that is already operating. In order to complete our business plan, we will most likely use our stock to acquire or merge with an already operating entity.

"addresses the need for additional food chain supply on an international level." Sentence deleted, we plan to merge with or acquire a company that is already engaged in the business.

Sources of target businesses.

In the next twelve months management anticipates that target business candidates will be brought to our attention from various unaffiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community, who may present solicited or unsolicited proposals. Management may also bring to our attention target business candidates. While we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder’s fee or other compensation in connection with a business combination. In no event, however, will we pay management any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination.

Selection of a target business and structuring of a business combination.

In evaluating a prospective target business, management will consider, among other factors, the following:

•	financial condition and results of operation of the target company;
•	growth potential;
•	experience and skill of management and availability of additional personnel;
•	capital requirements;
•	competitive position;
•	stage of development of the products, processes, or services;
•	degree of current or potential market acceptance of the products, processes, or services;
•	proprietary features and degree of intellectual property or other protection of the products, processes, or services;
•	regulatory environment of the industry; and
•	costs associated with effecting the business combination.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our ultimate business objective of distributing our agricultural products through our supply chain management to supermarkets. In evaluating a prospective target business, we will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which will be made available to us.

We will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target business and both companies’ shareholders. However, there can be no assurance that the Internal Revenue Service or applicable state tax authorities will necessarily agree with the tax treatment of any business combination we consummate.

The time and costs required to select and evaluate a target business and to structure and complete the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us.

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Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.

In the future, we plan to acquire additional businesses that we believe could complement or expand our business or increase our customer base. Whether we realize the anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the operations of the acquired business, the performance of the underlying product and service portfolio, and the performance of the management team and other personnel of the acquired operations. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Realizing the benefits of acquisitions depends in part on the integration of operations and personnel. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

•	our inability to achieve the operating synergies anticipated in the acquisitions;
•	diversion of management attention from ongoing business concerns to integration matters;
•	difficulties in consolidating and rationalizing IT platforms and administrative infrastructures;
•	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple business;
•	difficulties in integrating personnel from different corporate cultures while maintaining focus providing consistent service;
•	possible cash flow interruption or loss of revenue as a result of change of ownership transitional matters; and
•	inability to generate sufficient revenue to offset acquisition costs.

Acquired businesses may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition, including cyber and other security vulnerabilities. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations or failed to fulfill their contractual obligations to the U.S. Government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairment in the future that could harm our financial results. In addition, if we finance acquisitions by issuing debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. Acquisitions and/or the related equity financings could also impact our ability to utilize our NOL carryforwards. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. Acquisitions frequently involve benefits related to integration of operations. The failure to successfully integrate the operations or to otherwise realize any of the anticipated benefits of the acquisition could seriously harm our financial condition and results of operations. While we believe that we have established appropriate and adequate procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful.

Effect of Existing or Probable Governmental Regulations on the Business, page 11

10.            Given your revised disclosure that your business plan involves the agricultural, food processing and supermarket supply chain management industry, and your statement that your contemplated operations are governed by the China Securities Regulatory Commission (“CSRC”), Cyber Administration of China (“CAC”), and China Food and Drug Administration (“CFDA”), please include a discussion of the specific governmental regulations involving these industries and how they impact your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

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Response:

The following language was inserted:

We will also be subject to by the China Securities Regulatory Commission (“CSRC”), Cyber Administration of China (“CAC”), and China Food and Drug Administration (“CFDA”).

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures.

BEES will be subject to CRSC rules and regulations and has not received approval at this time. As such, we will be required to submit information about our business to CRSC for approval and will be subject to continued compliance. In addition, if we decide to implement a VIE structure, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

The value of our stock could decline or become worthless. The CRSC and SEC are working together to ensure compliance and protection of foreign investor rules. BEES could be delisted as a result of not complying with these rules.

If, in the future, we become noncompliant with CRSC rules, our business operations could be suspended, and our stock could be worthless. In addition, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

The CAC regulates the collection of personal information, which is recorded electronically, or in any other form, to recognize the identity of a natural person. In light of greater oversight regarding the collection of personal information we will be subject to cybersecurity review upon execution of our contemplated business plan.

Our potential business combination, food supply chain management, will have operations in China and will be subject to cybersecurity review. We face uncertainties as to whether such clearance can be timely obtained, or at all, and we may incur additional time delays to complete any anticipated acquisitions.

In light of greater oversight by CAC for companies seeking to list on a foreign exchange, target business combinations could be impacted. If CAC determines our target business does not meet its requirements, our ability to implement our business plan will be greatly affected

If CAC determines that we have violated any portion of PRC laws and regulation, our ability to obtain or maintain permits or licenses required to conduct business in China may be affected. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the company. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

BEES plans to merger or acquire a company that would be under the oversight of China Food and Drug Administration (‘CFDA”). The CFDA establishes safety regulations for the food industry, including the trading in agricultural products, food processing and food supply chain management. We would be required to submit information about our business and receive a license to do business. If the CFDA finds that the company we merge with or acquire is in violation of imposed laws, and our products meet the standards of the food sanitation laws of the PRC we could face halting of our business, fines, revocation of our health permit, and our officers could face criminal charges.

As of the date of this filing of the Amendment, we have no operating subsidiaries and are not involved in any investigations on cybersecurity review initiated by the CRSC, CAC or CFDA based on the draft measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to this registration. As of the date of this registration statement, recent regulatory actions by China’s government related to data security or anti-monopoly have not materially impacted our ability to conduct our business, accept foreign investments or list on a U.S. or other foreign exchanges.

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Response:

The following language was inserted:

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 23

11.            Please revise this section to provide disclosure pursuant to Item 404 of Regulation S-K with respect to the transaction(s) giving rise to the liabilities due to a related party as disclosed in your financial statements.

Response:

The following language was inserted:

Mr. Yan Ping Sheng has advanced working capital to pay expenses of the Company. The advances are due on demand and non-interest bearing. The outstanding amount due to related parties was $39,349 and $18,432 as of September 30, 2021 and December 31, 2020.

Item 11. Description of Registrants Securities to be Registered, page 25

12.            Please revise to clarify the amount of each class of stock you are authorized to issue. We note your disclosure is inconsistent with the amounts in Article III, Section 1 of your amended certificate of incorporation filed as Exhibit 3.2. Please advise or revise.

Response:

The following language was revised:

Updated the language to state there are 200,000,000 shares of common and 5,000,000 shares of preferred authorized.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

JJY Holding Group (AKA Beesfree, Inc.)

By:	/s/ Yan Ping Sheng
Yan Ping Sheng
Chief Executive Officer

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